919 Third Avenue New York, NY 10022 212 935 3000 mintz.com

February 13, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Joshua Gorsky

Re:	Cara Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 27, 2025
File No. 333-283900

Ladies and Gentlemen:

This letter sets forth the response of Cara Therapeutics, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 11, 2025, with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-4.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Second Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Second Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Boston    Los Angeles    MIAMI    New York    San Diego    San Francisco    toronto    Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

MINTZ

February 13, 2025 Page 2

Amendment No. 1 to Registration Statement on Form S-4

Prospectus Summary
The Companies
Cara Therapeutics, Inc., page 9

1.	We note your response to prior comment 8 regarding the deficiency letters you received from Nasdaq. We further note your statements that (i) the parties intend to satisfy each of the applicable Nasdaq listing criteria upon completion of the proposed Merger such that the combined company will remain listed on the Nasdaq Capital Market and (ii) there can be no assurance that you will be able to regain compliance with the minimum stockholders’ equity requirement within the applicable extension period. Please disclose whether you intend to complete the Merger in the event you do not timely regain compliance with the requirement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Second Amended Registration Statement to clarify that the continued listing of the shares of the Company’s common stock is a condition to closing that is subject to waiver by the Board of Directors (“Tvardi Board”) of Tvardi Therapeutics, Inc. (“Tvardi”), and that if the Company is unable to timely regain compliance with the requirement, it is unknown whether the Tvardi Board will grant a waiver of this condition until such a time (if ever) that such a determination by the Tvardi Board becomes necessary.

Support Agreements, page 17

2.	We note your response to prior comment 7. Similar to your revised disclosure on page 135, please further revise your disclosure on page 17 to clarify that your officers and directors, and their affiliated funds, who collectively own approximately 1% of your “outstanding” common stock entered into the support agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Second Amended Registration Statement to clarify that the above referenced percentage reflects the Company’s “outstanding shares of common stock.”

MINTZ

February 13, 2025 Page 3

Opinion of Cara’s Financial Advisor, page 149

3.	We note your response to prior comment 12. To help us further evaluate your response, please tell us whether the omitted financial projections were used or relied upon by your financial advisor in considering the fairness determination.

Response: The Company respectfully acknowledges the Staff’s comment. As noted in the Company’s response, dated January 24, 2025, to the Staff, certain balance sheet data with respect to the cash and debt positions of Tvardi as of November 30, 2024 and quarterly financial forecasts relating to the business, earnings, cash flows, and prospects of Tvardi from December 31, 2024 through December 31, 2026 (the “Tvardi Financial Forecasts”) were prepared and provided by Tvardi’s management in connection with the Merger at the request of the Company to confirm Tvardi’s then-expected future cash flows for diligence purposes. The Tvardi Financial Forecasts were then furnished to Piper Sandler & Co. (“Piper Sandler”) as background information. As noted in the proxy statement/prospectus, Piper Sandler reviewed and analyzed, among other things, the Tvardi Financial Forecasts. However, given the limited time periods for which they were available, and given the limited information contained therein, Piper Sandler did not, and in fact was unable to, perform a discounted cash flow analysis using the Tvardi Financial Forecasts.

The Company respectfully advises the Staff that the purpose of a cash forecast (such as the Tvardi Financial Forecasts) is to estimate future cash flows, which are then used as a primary input for a discounted cash flow analysis. The Company further respectfully advises the Staff that such cash forecasts generally are included in a proxy statement/prospectus where such forecasts are used to generate a discounted cash flow analysis because, in those cases, the valuation analysis underlying the fairness opinion relies on, among other analyses, a discounted cash flow analysis.

Absent the performance of a discounted cash flow analysis, the disclosure of the Tvardi Financial Forecasts is not otherwise necessary to provide a fair summary of the financial analyses underlying the Piper Sandler Opinion.

4.	We note your response to prior comment 13, and we reissue the comment in part. Please further revise your disclosure to identify which party had the relationship with Piper Sandler in connection with the previously proposed financing and clarify the nature of such relationship.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 174 of the Second Amended Registration Statement to clarify the parties’ relationship with Piper Sandler and the nature of such relationship.

Golden Parachute Compensation, page 164

5.	In note 1 to the first table on page 165, please clarify what you mean by a lump sum of Mr. Posner’s target bonus for 2024 “and” 2025. For example, clarify whether Mr. Posner would receive 1.5 times his target bonus for each of the two years and, if so, how such payment is consistent with your disclosure on page 341.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Second Amended Registration Statement to clarify that Mr. Posner would receive a lump sum equal to 100% of his target bonus for 2024 and 150% of his target bonus for 2025.

Investor Agreements, page 358

6.	We note your response to prior comment 19, specifically that Tvardi will enter into a registration rights agreement with certain founders, directors and affiliates of Tvardi. Please identify which founders, directors and affiliates will be party to the registration rights agreement, disclose the number of shares to be covered by the agreement, and clarify whether such shares are also covered by the lock-up agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 388 of the Second Amended Registration Statement to clarify which parties will be subject to the registration rights agreement, to disclose the number of shares to be covered by the registration rights agreement and to clarify that such shares are subject to the terms of the lock-up agreements.

MINTZ

February 13, 2025 Page 4

Unaudited Pro Forma Condensed Combined Financial Statements, page 382

7.	Please address the following regarding your response to prior comment 21, including your revisions on pages 23-24:

•	You disclose on pages 23-24 that your assessment is based on “Cara’s discontinuation of its research and development activities, Asset Disposition, and settlement of its other remaining operating assets and liabilities, immediately prior to Closing, Cara’s pre-combination assets are expected to primarily be cash, cash equivalents, and marketable securities.” Revise to confirm the extent to which you believe that Cara will have no or nominal operations after the completion of the events listed here.

•	Please similarly revise your pro forma Note 4 on page 390.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25 and 423 of the Second Amended Registration Statement to clarify that following the discontinuation of its research and development activities, Asset Disposition, and settlement of its other remaining operating assets and liabilities on the closing date the Company is expected to have nominal operations and nominal pre-combination assets.

*****

Sincerely,

/s/ Daniel A. Bagliebter
Daniel A. Bagliebter

Cc:	Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Christopher Posner, Cara Therapeutics, Inc.
Scott Terrillion, Cara Therapeutics, Inc.
Imran Alibhai, Tvardi Therapeutics, Inc.
Rama Padmanabhan, Esq., Cooley LLP